Xpand Boom Technology Inc.

18th Floor, Block B

Yuanlun Building, No, 350 Qifei Road

Binjiang District, Hangzhou City

People’s Republic of China

September 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Blaise Rhodes, Rufus Decker, Kate Beukenkamp and Donald Field

Re:	Xpand Boom Technology Inc.
Amendment No. 2 to Registration Statement on Form F-4
Filed September 17, 2025
File No. 333-289591

Ladies and Gentlemen:

On behalf of Xpand Boom Technology Inc. (“Xpand”) and HZJL Cayman Limited (“HZJL,” and together with Xpand, the “Co-Registrants”), below is the response of the Co-Registrants to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 22, 2025, regarding the Co-Registrants’ Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on September 17, 2025.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Co-Registrants.

Amendment No. 2 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus

Regulatory Approvals, page 24

1.	If you will be requesting effectiveness of your Form F-4 registration statement before completing the CSRC process, please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Response: In response to the Staff’s comment, we respectfully confirm that we will be requesting the effectiveness of the Registration Statement before completing the CSRC process, and we will promptly notify the SEC of any changes to our disclosure regarding, or requested by, the CSRC.

Please call Vivien Bai of Loeb & Loeb LLP at (212) 407-4933, David J. Levine of Loeb & Loeb LLP at (212) 407-4923, or Yu Wang of Han Kun Law Offices LLP at +852 2820 5656 if you have any questions or if would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Lulu Xing
Name:	Lulu Xing
Title:	Director

cc:	Bin Xiong, CEO, HZJL Cayman Ltd.
Vivien Bai, Esq., Loeb & Loeb LLP
David J. Levine, Esq., Loeb & Loeb LLP
Yu Wang, Esq., Han Kun Law Offices LLP